Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

January 18, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10549
ETF Growth and Income Jan. ‘23
(the “Trust”)
CIK No. 1951260 File No. 333-268902

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.Please specify whether there is an allocation between equity and fixed income in the portfolio selection process.

Response:The Trust notes appropriate disclosure will be added to the prospectus regarding the allocation between equity and fixed income once the final portfolio is selected.

2.The Staff notes the disclosure states, “[t]he Sponsor did not require specific duration or maturity policies when selecting the underlying ETFs for the portfolio.” Please include disclosure about credit quality.

Response:The above-referenced disclosure has been revised as follows:

“The Sponsor did not require specific duration, maturity or credit quality policies when selecting the underlying ETFs for the portfolio.”

3.If the ETFs the portfolio invests in are affiliated, please include the conflict disclosure that was agreed upon in prior filings.

Response:If the Trust has exposure to any ETFs which are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, appropriate disclosure will be added to the Trust’s prospectus.

Risk Factors

4.Please clarify whether the Trust initially invests in distressed securities.

Response: The Trust notes that the distressed debt securities risk disclosure is substantially related to the high-yield securities risk disclosure. While distressed debt securities do not rise to a level of principal investment for the Trust, and the Trust does not anticipate initially investing in distressed debt securities, the Trust believes the current risk disclosure is necessary for investor comprehension.

5.If the funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon